Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Year Ended December 31,
	2009		2010		2011		2012		2013

Fixed charges
Interest expense	$523		$525		$423		$325		$289
Amortization of debt issuance costs and debt discount	42		43		40		36		37
Portion of rental expense representative of interest	30		27		26		23		21

Total fixed charges	$595		$595		$489		$384		$347

Earnings
Income (loss) from continuing operations before income taxes	$(311)		$(559)		$(221)		$(92)		$72

Fixed charges per above	595		595		489		384		347

Total earnings	$284		$36		$268		$292		$419

Ratio of earnings to fixed charges		*		*		*		*	1.2

*	Earnings for the years ended December 31, 2009, 2010, 2011 and 2012 were inadequate to cover fixed charges by $311 million, $559 million, $221 million and $92 million, respectively.